SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                         ACR Group, Inc.
                 -------------------------------
                        (Name of Issuer)

                       Common Stock, $.01
                 -------------------------------
                 (Title of Class of Securities)

                            00087B101
                       ------------------
                         (CUSIP Number)


                        Robert T. Arnold
                       Meridian Fund, Ltd.
                    601 Jefferson, Suite 4000
                      Houston, Texas 77002
                         (713) 651-2310
                    ------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        January 29, 1997
                    ------------------------
                  (Date of Event which Requires
                    Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                 SCHEDULE 13D (Amendment No. 1)

CUSIP No. 00087B101


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Meridian Fund, Ltd.
     76-0434398


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [  ]
     (b)  [ X ]


3    SEC USE ONLY


4    SOURCE OF FUNDS

     WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
     [  ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas


               7    SOLE VOTING POWER

               COMMON STOCK      649,560


  NUMBER OF

   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY     COMMON STOCK            0
    EACH


 REPORTING     9    SOLE DISPOSITIVE POWER
  PERSON
   WITH        COMMON STOCK      649,560



               10   SHARED DISPOSITIVE POWER

               COMMON STOCK            0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

               COMMON STOCK      649,560


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES

     [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               COMMON STOCK        6.26%


14   TYPE OF REPORTING PERSON

     PN

Item 3.  Source and Amount of Funds or Other Consideration.

ADD THE FOLLOWING:

     From November 21, 1996 through January 29, 1997 Meridian used an additional aggregate amount of $242,624 to purchase additional Common Stock of the Company. All funds used to purchase such securities were obtained from the working capital of Meridian and no part of the purchase price for the securities consisted of borrowed funds.


Item 4.  Purpose of Transaction.

ADD THE FOLLOWING:

     Meridian purchased an additional 121,175 shares of Common Stock through numerous broker and private transaction from November 21, 1996 through January 29, 1997.


Item 5.  Interest in Securities of the Issuer.

ITEM 5 (a) - (b) IS AMENDED IN ITS ENTIRETY TO READ:

     (a) - (b) At the date hereof, Meridian has the sole power to vote and dispose of 649,560 shares of the Common Stock. The Common Stock held by Meridian represents approximately 6.26% of the 10,371,555 shares of outstanding Common Stock, based on information provided in the Company's Form 10-Q for the quarter ended November 30, 1996.

     Except as described herein, Meridian does not have the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Common Stock.

     To the knowledge of the Meridian, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Common Stock.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  February 4, 1997


                             Meridian Fund, Ltd.

                             By Meridian Advisors, Ltd., its General Partner

                             By Meridian Group, Inc., its General Partner



                              By:  /ROBERT T. ARNOLD/
                              Name: Robert T. Arnold
                              Title: President and Chief Executive Officer